SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Rowan Companies plc
(Name of Issuer)

Class A Ordinary Shares, $0.125 par value
(Title of Class of Securities)

G7665A101
(CUSIP Number)
Canyon Partners, LLC 2000 Avenue of the Stars, 11th Floor Los Angeles, CA 90067 (310) 272-1000 Attention: Jonathan M. Kaplan
with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. G7665A101	SCHEDULE 13D	Page 2 of 10 Pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7665A101	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Canyon Capital Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 7,638,678 (includes 1,000,000 shares issuable upon exercise of options)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,638,678 (includes 1,000,000 shares issuable upon exercise of options)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,638,678 (includes 1,000,000 shares issuable upon exercise of options)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. G7665A101	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Mitchell R. Julis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,638,678 (includes 1,000,000 shares issuable upon exercise of options)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,638,678 (includes 1,000,000 shares issuable upon exercise of options)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,638,678 (includes 1,000,000 shares issuable upon exercise of options)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G7665A101	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Joshua S. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,638,678 (includes 1,000,000 shares issuable upon exercise of options)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,638,678 (includes 1,000,000 shares issuable upon exercise of options)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,638,678 (includes 1,000,000 shares issuable upon exercise of options)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G7665A101	SCHEDULE 13D	Page 6 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Ordinary Shares, $0.125 par value (the “Ordinary Shares”), of Rowan Companies plc, a company organized under the laws of England and Wales (the “Issuer”). The Issuer’s principal executive offices are located at 2800 Post Oak Boulevard, Suite 5450, Houston, Texas 77056.

Item 2.	IDENTITY AND BACKGROUND

(a)

This Schedule 13D is filed by:

(i) Canyon Capital Advisors LLC (“CCA”), with respect to the Ordinary Shares directly held by certain managed accounts with respect to which it acts as investment advisor (collectively, the “Accounts”);

(ii) Mr. Mitchell R. Julis (“Mr. Julis”), with respect to the Ordinary Shares directly held by the Accounts; and

(iii) Mr. Joshua S. Friedman (“Mr. Friedman”), with respect to the Ordinary Shares directly held by the Accounts.

Messrs. Julis and Friedman manage CCA and control entities which own 100% of CCA.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise. Each of Mr. Julis, Mr. Friedman expressly disclaims beneficial ownership of any of the securities held by the Accounts.

(b)	The address of the business office of each of the Reporting Persons is 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067.

(c)	The principal business of each of the Reporting Persons is investment and/or investment management.

(d) & (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	CCA is a limited liability company organized under the laws of the state of Delaware. Each of Mr. Julis and Mr. Friedman is a United States citizen.

CUSIP No. G7665A101	SCHEDULE 13D	Page 7 of 10 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A total of approximately $107,437,857 was paid to acquire the Ordinary Shares reported herein (including 1,000,000 Ordinary Shares issuable upon exercise of options). Funds for the purchase of the Ordinary Shares reported herein were derived from the working capital of the Accounts and/or margin borrowings described in the following sentence. Such Ordinary Shares are held by accounts managed by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Ordinary Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Ordinary Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Ordinary Shares because they believed that the Ordinary Shares reported herein, when purchased, represented an attractive investment opportunity.

In light of the Issuer entering into the Transaction Agreement (the “Transaction Agreement”), with Ensco plc, a public limited company organized under the laws of England and Wales (“Ensco”), whereby each issued and outstanding Ordinary Share of the Issuer will be exchanged for 2.215 Class A ordinary shares of Ensco (the “Merger”), the Reporting Persons intend to discuss the Merger, and alternatives thereto, with the members of the board of directors (the “Board”) and/or management of the Issuer because the Reporting Persons believe that the Merger does not attribute adequate value to the Issuer.

The Reporting Persons intend to, from time to time, engage in discussions with members of management and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners, acquirers or competitors, investment professionals, financing sources and other third parties regarding the foregoing and a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, management, organizational documents, ownership, capital or corporate structure, dividend policy, corporate governance, Board composition, management and Board incentive programs, strategic alternatives and transactions, in which the Reporting Persons may participate, as a means of enhancing shareholder value. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements, which may contain customary standstill provisions. The Reporting Persons may consider, explore and/or develop plans and/or make proposals with respect to, among other things, the foregoing matters and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

CUSIP No. G7665A101	SCHEDULE 13D	Page 8 of 10 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation acquiring additional Ordinary Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by them, in the public market or in privately negotiated transactions, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer without affecting their beneficial ownership of Ordinary Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and the percentage of the Ordinary Shares beneficially owned by each of the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon the 128,202,685 Ordinary Shares outstanding as of October 24, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the Securities and Exchange Commission on October 31, 2018.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as set forth on Schedule A attached hereto, there have been no transactions in the Ordinary Shares during the sixty days prior to the date of this Schedule 13D by any of the Reporting Persons.

(d)	No person other than the Reporting Persons and the Accounts is known to have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares held by the Accounts.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons beneficially own 10,000 call options referencing 1,000,000 Ordinary Shares with a strike price of $22.00. The call options expire on January 18, 2019.

CUSIP No. G7665A101	SCHEDULE 13D	Page 9 of 10 Pages

Other than the Joint Filing Agreement attached as Exhibit 1 hereto and as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Ordinary Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. G7665A101	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 7, 2018

CANYON CAPITAL ADVISORS LLC

/s/ Doug Anderson
Name: Doug Anderson
Title: Chief Compliance Officer

/s/ Mitchell R. Julis
MITCHELL R. JULIS

/s/ Joshua S. Friedman
JOSHUA S. FRIEDMAN

CUSIP No. G7665A101	SCHEDULE 13D	Page 11 of 10 Pages

SCHEDULE A

Transactions in the Ordinary Shares of the Issuer During the Last 60 Days

The following table sets forth all transactions in the Ordinary Shares effected in the past sixty days by the Reporting Persons. Except as otherwise noted, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

9/10/2018	327,588	15.2470
9/11/2018	300,000	15.6073
9/12/2018	300,000	15.8688
9/12/2018	166,072	15.9736
9/13/2018	300,000	15.9972
9/14/2018	450,000	16.0209
9/17/2018	200,000	15.7543
9/18/2018	300,000	16.1568
9/19/2018	18,000	16.7850
9/20/2018	200,000	17.1163
9/24/2018	38,731	18.2456
9/25/2018	18,792	18.3775
9/26/2018	300,000	18.2276
10/1/2018	4,600	18.8555
10/2/2018	4,900	18.3681
10/4/2018	27,520	18.3672
10/5/2018	8,135	18.3986
10/8/2018	500,000	19.5752
10/18/2018	200,000	18.0581
10/18/2018	150,000	18.2645
10/18/2018	150,000	18.5117
10/30/2018	500,000	15.5453
10/30/2018	143,000	15.7776

CUSIP No. G7665A101	SCHEDULE 13D	Page 12 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: November 7, 2018

CANYON CAPITAL ADVISORS LLC

/s/ Doug Anderson
Name: Doug Anderson
Title: Chief Compliance Officer

/s/ Mitchell R. Julis
MITCHELL R. JULIS

/s/ Joshua S. Friedman
JOSHUA S. FRIEDMAN